UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 3, 2016 titled “Arcos Dorados Reports Second Quarter 2016 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 3, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS

Achieved high single-digit comparable sales growth and delivered Adjusted EBITDA margin expansion on a consolidated basis.

Montevideo, Uruguay, August 3, 2016 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the second quarter ended June 30, 2016.

Second Quarter 2016 Key Results

•	As reported consolidated revenues were $687.3 million, a 9.4% decline versus the second quarter of 2015. On a constant currency basis1, consolidated revenues grew 10.1%, or 7.9% excluding Venezuela.

•	Systemwide comparable sales increased by 9.5% year-over-year.

•	Adjusted EBITDA was $40.8 million, or 0.6% lower year-over-year. Constant currency Adjusted EBITDA increased by 34.7%, or 14.2% excluding Venezuela, versus the prior year quarter.

•	Consolidated Adjusted EBITDA margin expanded by about 50 basis points, or about 40 basis points excluding Venezuela.

•	As reported General and Administrative expenses (G&A) decreased by $14.5 million, or 21.4% year-over-year, and decreased by 5.8% on a constant currency basis.

•	As reported net income was $43.4 million, compared to net income of $7.0 million in the same period last year, positively impacted by the Company’s asset monetization initiative.

1 For a definition of constant currency results please refer to page 15 of this document.

“We continue to see strong results from the execution of our three-year strategic plan. Having streamlined our fixed cost structure, we achieved a further reduction in General and Administrative expenses in the quarter, which drove consolidated EBITDA margin expansion despite deteriorating consumer fundamentals in key regions. We also brought our Net Debt to Adjusted EBITDA ratio back within our targeted range, supported by the proceeds of our asset monetization initiative. While we expect a more difficult economic and consumer backdrop in Brazil and Argentina will limit topline performance throughout 2016, we are optimistic that consumption will pick up as we enter 2017. In the interim, we have maintained market share, and our more efficient organizational structure will enable greater leverage as consumer spending improves”, said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Second Quarter 2016 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,120			2,135	0.7%

Sales by Company-operated Restaurants	728.7	(141.8)	72.2	659.1	-9.6%	9.9%
Revenues from franchised restaurants	30.3	(6.3)	4.2	28.2	-6.8%	13.9%
Total Revenues	759.0	(148.1)	76.4	687.3	-9.4%	10.1%
Systemwide Comparable Sales					9.5%
Adjusted EBITDA	41.1	(14.5)	14.3	40.8	-0.6%	34.7%
Adjusted EBITDA Margin	5.4%			5.9%
Net income (loss) attributable to AD	7.0	(19.6)	56.1	43.4	522.8%	803.9%
No. of shares outstanding (thousands)	210,447			210,625
EPS (US$/Share)	0.03			0.21

(2Q16 = 2Q15 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

The 9.4% decline in Arcos Dorados’ second quarter as reported revenues resulted from the depreciation of local currencies, mainly in Argentina and Brazil and to a lesser extent, Venezuela. Constant currency revenue growth of 10.1% was driven by a 9.5% expansion in systemwide comparable sales, due to average check growth, partially offset by a decline in traffic.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 2Q16 Adjusted EBITDA

*Net impact of: Currency Translation (-$6.5 million) and Constant Currency Growth ($7.9 million).

Second quarter consolidated as reported Adjusted EBITDA decreased 0.6% as constant currency growth was more than offset by the currency translation impact, mainly in Argentina, Venezuela and Brazil. While Adjusted EBITDA expanded in NOLAD and the Caribbean division during the quarter, Brazil and SLAD’s results declined due to margin contraction and the year-over-year depreciation of the Brazilian real and Argentine peso, respectively. Additionally, the Corporate segment contributed positively to the consolidated Adjusted EBITDA during the quarter.

The Adjusted EBITDA margin expanded by about 50 basis points to 5.9%, supported by a positive contribution from the Corporate segment as well as margin expansion in the Caribbean division and NOLAD, partially offset by margin contraction in Brazil and SLAD. The key drivers for margin expansion were efficiencies in G&A expenses and Payroll, which more than offset higher Food and Paper (F&P) costs and Occupancy and Other Operating expenses as a percentage of revenues. Additionally, the Adjusted EBITDA benefited from refranchising, as part of the Company’s asset monetization initiative.

As reported, consolidated G&A decreased by 100 basis points as a percentage of revenues. Importantly, G&A decreased by 5.8% year-over-year on a constant currency basis. This reflects efficiencies related to the reorganization plan implemented in the fourth quarter of 2015, as well as certain non-recurring expenses incurred in the prior year quarter. Combined, these factors more than offset inflation-driven growth in Argentine peso denominated corporate expenses.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,986			2,002	0.8%

Sales by Company-operated Restaurants	723.6	(130.8)	57.3	650.1	-10.2%	7.9%
Revenues from franchised restaurants	29.7	(5.1)	2.6	27.2	-8.4%	8.7%
Total Revenues	753.4	(135.9)	59.9	677.3	-10.1%	7.9%
Systemwide Comparable Sales					6.8%
Adjusted EBITDA	45.1	(8.1)	6.4	43.4	-3.7%	14.2%
Adjusted EBITDA Margin	6.0%			6.4%
Net income (loss) attributable to AD	13.7	(10.1)	47.2	50.8	272.0%	346.0%
No. of shares outstanding (thousands)	210,447			210,625
EPS (US$/Share)	0.06			0.24

Excluding the Company’s Venezuelan operation, as reported revenues declined by 10.1% year-over-year. The decrease primarily reflects the depreciation of the Argentine peso and the Brazilian real, as well as other currencies in the Company’s territory. On a constant currency basis, revenues increased 7.9% in the second quarter. Systemwide comparable sales increased 6.8%, driven by average check growth, partially offset by a decline in traffic.

Adjusted EBITDA decreased 3.7% on an as reported basis, as currency translation impacts more than offset constant currency growth. In constant currency terms, Adjusted EBITDA increased 14.2%. The Adjusted EBITDA margin expanded by about 40 basis points to 6.4%. The result reflects efficiencies in G&A expenses and Payroll costs, partially offset by higher F&P costs and higher Occupancy and Other Operating expenses as a percentage of revenues. Additionally, the Adjusted EBITDA excluding Venezuela also benefited from refranchising, as part of the Company’s asset monetization initiative.

Non-operating Results

Non-operating results for the second quarter reflected a $15.5 million foreign currency exchange gain, versus a gain of $3.7 million last year. The result was due to a significantly higher appreciation of the Brazilian real during the 2016 second quarter versus the same period in 2015, combined with an increased net exposure to the Brazilian real. Net interest expense increased $3.9 million year-over-year to $20.8 million in the quarter, mainly due to interest expenses on the loan agreement signed in March 2016, which more than offset lower interest expenses on the 2016 notes.

The Company reported an income tax expense of $14.4 million in the quarter, compared to an income tax benefit of $6.5 million in the prior year period.

Second quarter net income attributable to the Company totaled $43.4 million, compared to net income of $7.0 million in the same period of 2015. The improvement reflects stronger operating results coupled with the positive variance in FX results, partially offset by higher net interest and income tax expenses. The second quarter 2016 operating result included the recognition of $50.1 million related to the Company’s asset monetization initiative, which was recorded within the line “Other operating income (expense), net” on the Company’s income statement.

The Company reported earnings per share of $0.21 in the second quarter of 2016, compared to earnings per share of $0.03 in the previous corresponding period. Total weighted average shares for the second quarter of 2016 were 210,625,444, as compared to 210,447,373 in the second quarter of 2015, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division2:

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	871			884	1.5%

Total Revenues	350.8	(43.6)	2.1	309.4	-11.8%	0.6%
Systemwide Comparable Sales					0.2%
Adjusted EBITDA	39.2	(4.4)	(4.3)	30.5	-22.2%	-11.0%
Adjusted EBITDA Margin	11.2%			9.9%

Brazil’s as reported revenues decreased by 11.8%, as the 14% year-over-year average depreciation of the Brazilian real more than offset 0.2% comparable sales growth and the contribution of new restaurant openings. Excluding the depreciation of the Brazilian real, constant currency revenues increased 0.6% year-over-year. Systemwide comparable sales were approximately flat with an increase in average check offset by a decline in traffic. The second quarter faced headwinds from the prevailing soft consumer environment and a tough traffic comparison with the Monopoly promotion in the prior year quarter.

Marketing activities in the quarter included the launch of “Almoço Completo” in the affordability platform, strong promotional activities, and the Grand Big Mac campaign. Other initiatives included the Angry Birds in the Happy Meal, the continuation of the ClubHouse burger and the launch of the Mushroom Dijon burger, both from the McDonald’s Signature line.

As reported Adjusted EBITDA declined by 22.2% year-over-year and 11.0% on a constant currency basis. The Adjusted EBITDA margin contracted by about 130 basis points to 9.9%, as higher F&P costs and Occupancy and Other Operating expenses more than offset efficiencies in Payroll and a positive variance in Other Operating Income as a percentage of revenues, which was positively impacted by our re-franchising strategy in the country. Increased F&P costs reflect the higher FX rate at which the Company hedged its exposure to imported goods, as well as raw material cost pressures.

2 As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company’s management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

NOLAD

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	511			516	1.0%

Total Revenues	91.2	(7.4)	4.3	88.2	-3.3%	4.7%
Systemwide Comparable Sales					0.6%
Adjusted EBITDA	7.2	(0.1)	0.7	7.8	9.1%	10.3%
Adjusted EBITDA Margin	7.9%			8.9%

NOLAD’s as reported revenues decreased by 3.3% year-over-year, mainly due to the 18% year-over-year average depreciation of the Mexican peso. On a constant currency basis, however, revenues increased 4.7% year-over-year. Systemwide comparable sales increased 0.6%, driven by average check growth, offset by a modest decline in traffic.

Marketing initiatives in the quarter included the continuation of the ClubHouse burger, the launch of the Angry Birds campaign, the re-hit of the Angus line with the launch of the BBQ Bourbon burger, as well as the McNífica campaign in the core segment.

As reported Adjusted EBITDA increased by 9.1%, or 10.3% on a constant currency basis, demonstrating another quarter of strong performance and margin expansion. The Adjusted EBITDA margin expanded by around 100 basis points to 8.9% in the second quarter, mainly driven by efficiencies in G&A expenses as a percentage of revenues.

SLAD

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	383			382	-0.3%

Total Revenues	220.8	(80.3)	50.5	191.0	-13.5%	22.9%
Systemwide Comparable Sales					24.4%
Adjusted EBITDA	20.7	(7.5)	2.5	15.6	-24.5%	12.0%
Adjusted EBITDA Margin	9.4%			8.2%

The SLAD division’s as reported revenues decreased by 13.5% mainly due to the 59% year-over-year average depreciation of the Argentine peso, as well as the depreciation of other currencies in the division. On a constant currency basis, revenues increased 22.9% year-over-year. Systemwide comparable sales increased 24.4%, driven by average check growth and partially offset by a modest decline in traffic.

Marketing activities in the quarter included the continuation of the ClubHouse burger in the Signature Line, “Almuerzos Imperdibles” in the affordability platform, and the launch of the Angry Birds campaign. Also in the quarter, the Company launched the McFlurry Milka Nuss & Nougat Crème.

Adjusted EBITDA decreased 24.5% on an as reported basis but rose 12.0% in constant currency terms. The Adjusted EBITDA margin contracted by about 120 basis points to 8.2%, driven by higher F&P and Occupancy and Other Operating expenses, partially offset by efficiencies in Payroll costs and G&A expenses. F&P costs rose as a percentage of sales in the quarter, primarily due to certain input cost pressures and a negative shift in product mix in Argentina.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	355			353	-0.6%

Total Revenues	96.1	(16.8)	19.4	98.7	2.7%	20.2%
Systemwide Comparable Sales					26.1%
Adjusted EBITDA	(0.4)	(6.4)	8.3	1.5	464.0%	2070.3%
Adjusted EBITDA Margin	-0.4%			1.5%

The Caribbean division’s as reported revenues increased by 2.7%, as constant currency growth exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate, as well as the depreciation of the Colombian peso. Revenues in constant currency rose 20.2% year-over-year. Systemwide comparable sales increased by 26.1%, with average check growth more than offsetting a decrease in traffic.

Marketing initiatives in the quarter included the continuation of Almuerzos Colombianos and the ClubHouse burger from the Signature line in key markets. Also in the quarter, the Company launched the Angry Birds campaign and the McFlurry Cheesecake in the dessert category.

As reported Adjusted EBITDA totaled $1.5 million in the second quarter, compared with negative $0.4 million in the prior year quarter. The Adjusted EBITDA margin expanded to 1.5% from negative 0.4%, mainly driven by lower Payroll costs, coupled with efficiencies in Occupancy and Other Operating expenses as well as G&A.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	221			220	-0.5%

Total Revenues	90.5	(4.7)	2.9	88.7	-2.0%	3.2%
Systemwide Comparable Sales					2.2%
Adjusted EBITDA	3.6	0.0	0.4	4.1	12.2%	11.3%
Adjusted EBITDA Margin	4.0%			4.6%

As reported revenues in the Caribbean division, excluding Venezuela, decreased by 2.0% versus the prior-year period, mainly due to the 20% year-over-year average depreciation of the Colombian peso. Excluding currency movements, revenues increased 3.2% year-over-year, supported by the continued strong recent performance of the Colombian operation. Comparable sales increased by 2.2%, driven by traffic growth, partially offset by a modest decline in average check.

Adjusted EBITDA totaled $4.1 million, compared to $3.6 million in the same period of 2015. The Adjusted EBITDA margin expanded by about 60 basis points to 4.6%, mainly driven by efficiencies in Occupancy and Other Operating expenses, as well as Payroll, as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2016	March 2016	December 2015	September 2015	June 2015
Brazil	884	883	883	869	871
NOLAD	516	516	518	514	511
SLAD	382	382	384	383	383
Caribbean	353	355	356	356	355
TOTAL	2,135	2,136	2,141	2,122	2,120
LTM Net Openings	15	17	20	36	45

* Considers Company-operated and franchised restaurants at period-end

The Company opened 31 new restaurants during the twelve-month period ended June 30, 2016, resulting in a total of 2,135 restaurants. Also during the period, the Company added 138 Dessert Centers bringing the total to 2,666. McCafés totaled 318 as of June 30, 2016.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $136.8 million at June 30, 2016. The Company’s total financial debt (including derivative instruments) was $686.8 million. Net debt was $550.0 million and the Net Debt/Adjusted EBITDA ratio was 2.3x at June 30, 2016.

Net cash provided by operating activities was $28.5 million in the second quarter of 2016, while cash used in financing activities amounted to $205.6 million. The latter included $119.9 million related to the repurchase of the BRL 2016 Notes within the tender offer announced in April 2016, as well as $80.8 million related to the repurchase of the USD 2023 Notes within the tender offer announced in June 2016. During the quarter, capital expenditures totaled $18.6 million.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2016	2015
Cash & cash equivalents	136,790	112,519
Total Financial Debt (i)	686,780	650,452
Net Financial Debt (ii)	549,990	537,933
Total Financial Debt / LTM Adjusted EBITDA ratio	2.9	2.8
Net Financial Debt / LTM Adjusted EBITDA ratio	2.3	2.3

(i)  Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to nil and $6.7 million as a reduction of financial debt as of June 30, 2016 and December 31, 2015, respectively).

(ii) Total financial debt less cash and cash equivalents.

First Half 2016

For the six months ended June 30, 2016, the Company’s as reported revenues declined by 12.3% to $1,345.8 million. On a constant currency basis, however, revenues grew by 13.1%. As reported Adjusted EBITDA was $89.0 million, a 7.4% increase compared to the first half of 2015. On a constant currency basis, Adjusted EBITDA increased by 50.8%. The reported Adjusted EBITDA margin expanded by 120 basis points to 6.6%, as leverage in G&A expenses and Payroll costs more than offset higher F&P costs as a percentage of revenues. First half Adjusted EBITDA benefited from G&A savings as a result of the optimization plan carried out in the fourth quarter of 2015. Additionally, Adjusted EBITDA was positively impacted by refranchising as part of the Company’s asset monetization initiative.

Year-to-date consolidated net income amounted to $59.5 million, compared with a loss of $21.3 million in the first half of 2015. The net loss in the first half of 2015 included the following impacts the Company registered in the first quarter, which resulted from the transition to the SIMADI rate in Venezuela: (i) an FX loss of $8.0 million, (ii) an impairment charge of $7.8 million, and (iii) an inventory write down of $3.3 million, among others. In addition, net income in the first half of 2016 included $53.2 million from the Company’s asset monetization initiative.

Excluding the Venezuelan operation, the Company’s revenues declined by 12.8%, but increased by 10.1% on a constant currency basis. Adjusted EBITDA declined by 1.1%, as reported, and increased by 26.4%, on a constant currency basis. The reported Adjusted EBITDA margin expanded by about 80 basis points to 6.9%, as leverage in G&A and Payroll costs more than offset higher F&P as a percentage of revenues.

During the first half of 2016, capital expenditures totaled $27.9 million.

Quarter Highlights & Recent Developments

Asset Monetization Initiative

As part of its asset monetization initiative, as of June 30, 2016, the Company had received cumulative cash proceeds of around $94.0 million, of which approximately $80.0 million were related to redevelopment and $14.0 million to refranchising.

BRL 2016 Notes

On April 8, 2016, the Company launched a cash tender offer for any and all of its outstanding 10.25% Brazilian real denominated senior 2016 Notes. As a consequence of this transaction, the Company redeemed 67.9%, or BRL 425.8 million, of the outstanding principal plus accrued and unpaid interest. The remaining BRL 201 million of outstanding principal of the 2016 Notes was paid at maturity, on July 13, 2016. Proceeds from a four-year BRL 613.9 million secured loan agreement signed by the Company’s Brazilian subsidiary on March 29, 2016 were the primary source of financing for these payments.

Tender Offer for USD 2023 Notes

On June 16, 2016, the Company announced the settlement of a cash tender offer for $80 million of its 6.625% senior notes due 2023, which was paid with asset monetization proceeds.

Revolving Credit Facility with Bank of America, N.A.

On August 1, 2016, the Company renewed the revolving credit facility with Bank of America, N.A. for up to $25 million, maturing on August 3, 2017. Under the new agreement, the Company will be required to comply with a consolidated net indebtedness to EBITDA ratio no greater than (a) 3.5x as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b) 3.25x as of the last day of the fiscal quarter ended September 30, 2016, and (c) 3.0x as of the last day of the fiscal quarter ended December 31, 2016 and thereafter. As of June 30, 2016, this ratio was 2.39x. For more details on the revolving credit facility with Bank of America, N.A., please refer to Note 4 of the Company’s Financial Statements filed today with the S.E.C.

Covenants under the Master Franchise Agreement (MFA)

The MFA requires the Company, among other obligations, to maintain a minimum fixed charge coverage ratio of 1.50x, as well as a maximum leverage ratio of 4.25x. McDonald’s Corporation recently granted the Company an extension of the limited waiver through and including June 30, 2016, during which time, the Company is not required to comply with the leverage ratio set forth in the MFA.

As of June 30, 2016, the Company’s fixed charge coverage ratio was 1.64x and its leverage ratio was 4.40x.

Appointment of new Board Member

On recommendation of the Nominating Committee, the Board of Directors of Arcos Dorados Holdings, Inc. appointed Mr. Ricardo Gutiérrez Muñoz to the Board to fill a recent vacancy on the Board. Mr. Gutiérrez Muñoz joined the Board on July 1, 2016 as an independent director and will also serve on the Audit Committee of the Board of Directors. He graduated with a Bachelor’s Degree in Accounting from the Instituto Politécnico Nacional (Mexico City) and a Master’s Degree in Financing from the Universidad Lasalle (Mexico City). Mr. Gutiérrez Muñoz is currently the CEO of the CP Latina Company and Chairman of the Board of Grupo Pochteca. He is also a board member of a number of other private and listed companies.

Extension of the MFA in the French Markets

The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these markets for an additional period of ten years, through August 2, 2027. The Company recently exercised its option to extend the MFA for these three territories.

Investor Relations Contact	Media Contact
Daniel Schleiniger	MBS Value Partners
Sr. Director of Corporate Communications & Investor Relations	Katja Buhrer
Arcos Dorados	katja.buhrer@mbsvalue.com
daniel.schleiniger@ar.mcd.com	+1 917 969 3438
+54 11 4711 2675
www.arcosdorados.com/ir

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2016. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-offs of property and equipment, impairment of long-lived assets, stock-based compensation in connection with the Company’s initial public listing, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

Second Quarter 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Second Quarter & First Half 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2016	2015	2016	2015
REVENUES
Sales by Company-operated restaurants	659,076	728,702	1,290,089	1,472,173
Revenues from franchised restaurants	28,225	30,299	55,726	61,886
Total Revenues	687,301	759,001	1,345,815	1,534,059
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(242,698)	(260,557)	(470,716)	(520,018)
Payroll and employee benefits	(144,859)	(164,742)	(284,011)	(336,097)
Occupancy and other operating expenses	(183,388)	(198,587)	(359,097)	(404,526)
Royalty fees	(33,603)	(37,298)	(65,699)	(75,300)
Franchised restaurants - occupancy expenses	(13,194)	(13,864)	(25,790)	(29,090)
General and administrative expenses	(53,212)	(67,675)	(101,999)	(133,146)
Other operating income (expenses), net	47,404	(2,372)	47,423	(16,591)
Total operating costs and expenses	(623,550)	(745,095)	(1,259,889)	(1,514,768)
Operating income	63,751	13,906	85,926	19,291
Net interest expense	(20,778)	(16,873)	(35,037)	(33,197)
Gain (Loss) from derivative instruments	(37)	(52)	(30)	(125)
Foreign currency exchange results	15,487	3,686	32,206	(20,012)
Other non-operating expense, net	(592)	(118)	(766)	(164)
Income (loss) before income taxes	57,831	549	82,299	(34,207)
Income tax (expense) benefit	(14,387)	6,470	(22,729)	13,057
Net income (loss)	43,444	7,019	59,570	(21,150)
Less: Net income attributable to non-controlling interests	(15)	(46)	(77)	(110)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	43,429	6,973	59,493	(21,260)
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ 0.21	$ 0.03	$ 0.28	$ (0.10)
Weighted-average number of common shares outstanding-Basic	210,625,444	210,447,373	210,582,170	210,332,347
Adjusted EBITDA Reconciliation
Operating income	63,751	13,906	85,926	19,291
Depreciation and amortization	24,403	28,164	49,590	55,860
Operating charges excluded from EBITDA computation	(47,350)	(1,016)	(46,505)	7,756
Adjusted EBITDA	40,804	41,054	89,011	82,907
Adjusted EBITDA Margin as % of total revenues	5.9%	5.4%	6.6%	5.4%

Second Quarter 2016 Results by Division

(In thousands of U.S. dollars)

Figure 11. Second Quarter & First Half 2016 Consolidated Results by Division

(In thousands of U.S. dollars)

	2Q				1H
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2016	2015	(Decr)	Incr/(Decr)%	2016	2015	(Decr)	Incr/(Decr)%
Revenues
Brazil	309,436	350,844	-11.8%	0.6%	598,028	716,774	-16.6%	4.5%
Caribbean	98,697	96,126	2.7%	20.2%	196,286	196,708	-0.2%	27.1%
NOLAD	88,171	91,223	-3.3%	4.7%	173,460	177,766	-2.4%	6.0%
SLAD	190,997	220,808	-13.5%	22.9%	378,041	442,811	-14.6%	23.7%
TOTAL	687,301	759,001	-9.4%	10.1%	1,345,815	1,534,059	-12.3%	13.1%

Operating Income (loss)
Brazil	18,904	24,455	-22.7%	-11.2%	44,360	45,783	-3.1%	25.4%
Caribbean	(6,563)	(7,090)	-7.4%	-140.1%	(14,365)	(24,604)	41.6%	112.7%
NOLAD	48,389	606	7885.0%	9228.1%	50,359	(587)	8679.0%	9928.4%
SLAD	12,115	16,350	-25.9%	14.1%	24,953	34,813	-28.3%	11.3%
Corporate and Other	(9,094)	(20,415)	-55.5%	-33.5%	(19,381)	(36,114)	46.3%	19.7%
TOTAL	63,751	13,906	358.4%	519.6%	85,926	19,291	345.4%	563.4%

Adjusted EBITDA
Brazil	30,502	39,185	-22.2%	-11.0%	65,795	74,425	-11.6%	13.0%
Caribbean	1,456	(400)	-464.0%	-2070.3%	3,917	(3,133)	225.0%	554.6%
NOLAD	7,824	7,173	9.1%	10.3%	15,465	12,479	23.9%	23.6%
SLAD	15,595	20,660	-24.5%	12.0%	32,084	44,029	-27.1%	8.9%
Corporate and Other	(14,573)	(25,564)	-43.0%	-27.7%	(28,250)	(44,893)	37.1%	18.3%
TOTAL	40,804	41,054	-0.6%	34.7%	89,011	82,907	7.4%	50.8%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina	Venezuela
2Q16	3.50	18.10	14.22	453.93
2Q15	3.07	15.32	8.95	197.86

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 13. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30	December 31
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	136,790	112,519
Accounts and notes receivable, net	64,434	63,348
Other current assets (1)	219,692	203,129
Total current assets	420,916	378,996
Non-current assets
Property and equipment, net	865,782	833,357
Net intangible assets and goodwill	48,296	49,486
Deferred income taxes	70,480	63,321
Other non-current assets (2)	88,083	78,042
Total non-current assets	1,072,641	1,024,206
Total assets	1,493,557	1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	181,375	187,685
Taxes payable (3)	96,004	97,587
Accrued payroll and other liabilities	112,305	93,112
Other current liabilities (4)	23,030	30,824
Provision for contingencies	496	512
Financial debt (5)	87,472	165,866
Deferred income taxes	1,866	1,728
Total current liabilities	502,548	577,314
Non-current liabilities
Accrued payroll and other liabilities	22,005	19,381
Provision for contingencies	23,369	20,066
Financial debt (6)	599,308	491,327
Deferred income taxes	8,365	8,224
Total non-current liabilities	653,047	538,998
Total liabilities	1,155,595	1,116,312
Equity
Class A shares of common stock	373,958	371,857
Class B shares of common stock	132,915	132,915
Additional paid-in capital	12,098	12,606
Retained earnings	252,651	193,158
Accumulated other comprehensive losses	(434,273)	(424,263)
Total Arcos Dorados Holdings Inc shareholders’ equity	337,349	286,273
Non-controlling interest in subsidiaries	613	617
Total equity	337,962	286,890
Total liabilities and equity	1,493,557	1,403,202

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "Deferred income taxes".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".